Arcus Biosciences, Inc.

3928 Point Eden Way

Hayward, California 94545

VIA EDGAR

June 3, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Al Pavot and Terence O'Brien

Re: Arcus Biosciences, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2021

10-K filed February 23, 2022 File No. 1-38419

Ladies and Gentlemen:

On behalf of Arcus Biosciences, Inc. (the “Company”), we are submitting this letter in response to comments received from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission by letter dated May 10, 2022, regarding the Company’s Form 10-K filed February 23, 2022.

Set forth below are the Company’s responses to the Staff’s comments. For the Staff’s convenience, we have incorporated the comments into this response letter in italics.

Form 10-K for the Fiscal Year Ended December 31, 2021

Critical Accounting Judgments and Estimates, page 77

1. Please provide disclosure relating to the critical accounting estimates underlying the recognition of revenue relating to the Gilead agreements. The disclosure should be incremental to the disclosures provided in Note 8 and should describe the performance obligations and the method and underlying assumptions in your estimation of standalone selling prices. Include qualitative and quantitative information necessary to understand the estimation uncertainty and the impact the critical accounting estimates have had or are reasonably likely to have on financial condition or results of operations. Refer to Item 303(b)(3) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has considered the requirement to provide additional disclosure for critical accounting estimates in accordance with Item 303(b)(3) of Regulation S-K, which states that a registrant should analyze, to the extent material, factors such as how it arrived at the estimate, how accurate the estimate has been in the past, how much the estimate has changed in the past, and whether the estimate is reasonably likely to change in the future. This guidance also states that a registrant should analyze its specific sensitivity to changes based on other outcomes that are reasonably likely to occur.

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For critical accounting estimates underlying the recognition of revenue relating to the Gilead agreements, as disclosed in Note 8, License and Collaboration Agreements, we allocated the total transaction price to each performance obligation on a relative standalone selling price basis. We then recognize as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied. Further, Note 8 discloses: (i) each performance obligation identified, (ii) the allocation of the total transaction price to each performance obligation, (iii) the determination of whether each performance obligation is distinct or combined with other performance obligations, and (iv) the determination of whether revenue is recognized “over time” or at a “point in time.” The Company respectfully acknowledges that the disclosures in critical accounting estimates should be incremental to (and not a repeat of) the disclosures provided in Note 8.

The Company considered the impact the critical accounting estimates (i) have had or (ii) are reasonably likely to have on its financial condition or results of operations. Standalone selling prices are determined at contract inception and are not subsequently remeasured or updated to reflect changes between contract inception and when performance is complete. Thus, once estimated, the determination of estimated standalone selling prices is not reasonably likely to change in the future (unless there is a material modification to the related agreement). As the domvanalimab license was determined to be distinct and control was transferred at a point in time, the transaction price allocated to that performance obligation was recognized as license revenue during 2021. The remaining performance obligations, including the etrumadenant license and quemliclustat license, which were combined with the related research and development services for each, were determined to be satisfied over time. The transaction with Gilead closed in late 2021 and while the domvanalimab license performance obligation was satisfied prior to December 31, 2021, research and development services related to the combined etrumadenant and quemliclustat performance obligations did not commence until Q1 2022.

Although we disclosed qualitative factors involved in making these estimates (see the Critical Accounting Judgments and Estimates section within MD&A as well as disclosures in Note 1, Summary of Significant Accounting Policies, and Note 8, License and Collaboration Agreements, to the consolidated financial statements), in future filings the Company will provide a more robust discussion as part of its Critical Accounting Judgments and Estimates disclosures within MD&A that will quantify and, where material, provide an analysis of the impact of critical accounting estimates on our financial position and results of operations for the periods presented and include a quantitative analysis of the sensitivity of reported results to changes in our assumptions, judgments and estimates.

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The Company advises the Staff that the following disclosures were added to our “Critical Accounting Judgments and Estimates” starting with the quarterly report on Form 10-Q for the period ended March 31, 2022, and will continue to be included in future filings (with additional, responsive language to be added in future filings underlined):

Critical Accounting Judgments and Estimates

Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s significant judgments and estimates.

While our significant accounting policies are described in the notes to our consolidated financial statements, we believe that the following critical accounting policies are most important to understanding and evaluating our reported financial results.

Revenue Recognition

At the inception of an arrangement, we evaluate if a counterparty to a contract is a customer, if the arrangement is within the scope of revenue from contracts with customers guidance, and the term of the contract. We recognize revenue when our customer obtains control of promised goods or services in a contract for an amount that reflects the consideration we expect to receive in exchange for those goods or services. For contracts with customers, we perform the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) we satisfy each performance obligation. We only apply the five-step model to contracts when it is probable that we will collect the consideration we are entitled to in exchange for the goods or services we transfer to the customer. As part of the accounting for contracts with customers, we must develop assumptions that require judgment to determine the standalone selling price of each performance obligation identified in the contract. We then allocate the total transaction price to each performance obligation in proportion to their standalone selling prices (i.e., on a relative standalone selling price basis) ~~based on their estimated standalone selling prices~~. We then recognize as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

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For the recognition of revenue relating to the Gilead Agreements, as disclosed in Note 8, License and Collaboration Agreements, we allocated the total transaction price to each performance obligation on a relative standalone selling price basis and determined whether revenue should be recognized at a point in time or over time. The estimation of standalone selling price may include such estimates as forecasted revenues or costs, development timelines, discount rates, and probabilities of technical and regulatory success. We evaluate each performance obligation to determine if it can be satisfied at a point in time or over time, and we measure the services delivered to the customer, which we periodically review based on the progress of the related program. The effect of any change made to an estimated input component and, therefore revenue or expense recognized, would be recorded as a change in estimate. In addition, variable consideration (e.g. milestone payments) must be evaluated to determine if it is constrained and, therefore, excluded from the transaction price.

Revenue related to certain performance obligations that are satisfied over time could be materially impacted as a result of changes in the estimated total research effort required to satisfy those obligations. A 10% change in the total estimated effort required to satisfy the combined license and R&D activities performance obligations related to the agreement with Gilead would have changed the related revenue recognized during the current quarter by approximately $1.0 million. Such changes in estimate could have a material impact on the revenue recognized in a future period.

For performance obligations that are distinct and determined to be transferred or satisfied at a point in time, the estimated standalone selling price will affect the amount of revenue recognized upon satisfaction of the related performance obligation such as the transfer of control of a license. For the domvanalimab license, transfer of the license and satisfaction of the related performance obligation occurred in 2021. The estimated standalone selling price of the domvanalimab license utilized assumptions of discounted cash flows which require judgment. A 10% change in the total estimated cash flows used in determining the estimated standalone selling price of the domvanalimab license would have resulted in a change in the amount of revenue recognized in 2021 of approximately $20 million with a corresponding change in the transaction price allocated to the remaining performance obligations in the Gilead Agreement.

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2. Please provide discussion of how you determined the research and development services are distinct from the Domvanalimab license pursuant to ASC 606-10-25-19. Explain how this analysis differs from the conclusions reached for the Etrumadenant and Quemliclustat licenses.

Response: The Company respectfully acknowledges the Staff’s comment and provides the following information in response:

In determining whether the license is distinct and separable from the research and development services, the Company considered the guidance in ASC 606-10-25-19 through 25-22, specifically ASC 606-10-25-19a. We also referred to ASC 606-10-55-368 through 55-374, specifically Example 56.

ASC 606-10-25-19 notes that a “good or service that is promised to a customer is distinct if both of the following criteria are met”:

a. The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (that is, the good or service is capable of being distinct).

b. The entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (that is, the promise to transfer the good or service is distinct within the context of the contract).

Further, ASC 606-10-25-22 states that “[i]f a promised good or service is not distinct, an entity shall combine that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the entity accounting for all the goods or services promised in a contract as a single performance obligation.”

As further disclosed in the Company’s Form 10-K, in November 2021, the Company and Gilead entered into an amendment to the Gilead Collaboration Agreement, (“the 2021 Gilead Agreement”). Pursuant to the terms of this agreement, Gilead obtained exclusive licenses to domvanalimab, etrumadenant, and quemliclustat. The Company concluded that: (i) the domvanalimab license was distinct from the ongoing research and development services under the collaboration, (ii) the etrumadenant license was combined with the related ongoing research and development services and will be accounted for as one performance obligation, (iii) the quemliclustat license was combined with the related ongoing research and development services and will be accounted for as one performance obligation, and (iv) each license was distinct and separable from the others.

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In making the determination as to whether each of the domvanalimab license, etrumadenant license and quemliclustat license to Gilead is distinct and separable from the related ongoing research and development services for each, specifically whether the license is “capable of being distinct,” we assessed whether Gilead was contractually able to sublicense the technology and whether Gilead could benefit from each license on its own or together with other resources that are readily available to Gilead. In particular, we considered whether the research and development activities could be provided by another third-party such that the services, know-how, and expertise provided by the Company would not be required in order for Gilead to benefit from the license. In making the determination as to whether each license to Gilead individually was “distinct in the context of the contract,” we assessed whether the Company was contributing specialized knowledge such that the R&D services significantly modify or customize the drug compound’s formulation, dosing levels, and manufacturing process so that the intellectual property (“IP”) is significantly different as a result of the services provided by the Company.

Domvanalimab license:

The Company considered that a license is generally capable of being distinct if: (i) the customer can use, consume or sublicense the rights on their own; or (ii) the licensee has its own R&D expertise that enable it to further develop and benefit from the license or such expertise are readily available and sold separately by others. We also considered whether the license was distinct in the context of the contract, which includes a consideration of whether the IP and services have a transformative effect on each other such that they are inputs into a combined output. In making this assessment, an entity applies judgment to specific facts to determine whether a license and services are separately identifiable. The license may be separately identifiable from the R&D services if the R&D services are not expected to significantly modify or customize the initial IP. The Company evaluated interpretive revenue recognition guidance (as discussed further below) and determined that this is often the case with technology that is in the later stages of clinical development, such as a Phase 3 clinical trial, when the purpose is to validate the usage and efficacy of a drug versus significantly modifying or customizing the initial IP (e.g., the drug compound).

The Company noted that interpretive revenue recognition guidance points to the stage of development as a key factor in evaluating whether a license is separable from the obligation to provide ongoing R&D services. In particular, the Deloitte Life Sciences Guide states: “Determining whether R&D services or manufacturing services are separately identifiable from licenses can require significant judgment. While ‘bright lines’ do not exist, the stage of development may be relevant to the determination of whether R&D services are expected to significantly modify or customize the IP (e.g., R&D services for early-stage IP frequently involve activities that lead to changes in a drug compound’s formulation, dosing levels, and manufacturing process, whereas R&D services for later-stage IP may only involve validating the drug’s efficacy).” Similarly, interpretive guidance in the PwC Revenue Guide and KPMG

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Revenue Handbook state that the conclusion that the R&D services significantly modify or customize the drug compound (and thus should be combined), may be reached more frequently in early stages of development when the formula is still being developed.

Upon execution of the 2021 Gilead Agreement, Gilead obtained the right to co-develop each licensed program, including domvanalimab, with the Company, including conducting clinical trials and ultimately commercializing domvanalimab in the licensed territories, as well as any risks associated with those activities. The licenses granted to Gilead include the right to sublicense the IP. The domvanalimab program was in a Phase 3 study at the time of contract inception and thus was in later stage clinical development at the time Gilead acquired a license to the IP. Also, it is a monoclonal antibody which was acquired by the Company in 2016 from another third-party biotechnology company, Abmuno Therapeutics LLC (“Abmuno”). A late-stage drug compound which is generally being evaluated for efficacy is typically indicative that the R&D activities are capable of being distinct as the customer can obtain R&D activities and such services are “readily available” from another third-party, and Gilead could benefit from the license by conducting the R&D on their own or with another third-party. Gilead is a mature fully integrated biopharmaceutical company and Arcus is not contributing specialized knowledge with respect to the development of domvanalimab such that Gilead has the ability to further develop the IP with another third party. In addition, Gilead has the ability to benefit from the license by executing its right to sublicense the IP.

For domvanalimab, which again, was a late-stage (Phase 3) monoclonal antibody program, the Company concluded that, in accordance with ASC 606, the R&D services were capable of being distinct and were distinct in the context of the contract based on its determination that the R&D services (i) were not specialized and could be performed by Gilead or another third party and (ii) were not expected to significantly modify or customize the domvanalimab license. Based on the foregoing, the Company concluded there were two separate performance obligations– the domvanalimab license, for which revenue was recognized at a point in time, and the related R&D services for which revenue is being recognized as such services are performed. Furthermore, the license to domvanalimab is also distinct from the licenses to etrumadenant or quemliclustat because development of any of these licenses is not reliant or otherwise dependent on the other.

Etrumadenant license and quemliclustat license:

Etrumadenant and quemliclustat were in earlier stage studies (Phase 1 and Phase 2) and had not completed these proof-of-concept studies at the time the 2021 Gilead Agreement was executed. No Phase 3 clinical studies had been initiated for either program. Thus, both licenses were determined to be earlier stage IP. Also, etrumadenant and quemliclustat are small-molecule programs which were discovered by the Company’s research team, who continue to run experiments that inform how etrumadenant and quemliclustat should be evaluated in clinical trials. This collective expertise in: (a) the biology of the adenosine receptor antagonists such as

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etrumadenant and CD73 inhibitors such as quemliclustat, (b) the pharmacology of each of these small molecule programs, (c) drug formulation, and (d) the manufacturing process design, development, and validation, which were not yet at a point that could enable initiation of a Phase 3 clinical study, is not available to Gilead or reasonably available from another third-party. Without the Company’s specific specialized knowledge in these areas, Gilead’s ability to evolve these programs into successful late-stage clinical trials would be impaired. This dependence on the Company’s specialized knowledge is reflective of the early stage of development. This is in contrast to domvanalimab, a later stage Phase 3 program, as discussed above.

The Company evaluated interpretive guidance from Deloitte, PwC and KPMG (as noted above), and determined that the stage of development is a relevant factor in concluding whether R&D services are expected to significantly modify or customize the IP (e.g., R&D services for early-stage IP frequently involve activities that lead to changes in a drug compound’s formulation, dosing levels, and manufacturing process, whereas R&D services for later-stage IP may only involve validating the drug’s efficacy).The R&D activities for the etrumadenant license have a transformative effect on the functionality of the IP, given the developmental stage of the technology, which supports the conclusion that the R&D services significantly modify the IP and are interrelated / interdependent. Similarly, the R&D activities for the quemliclustat license have a transformative effect on the functionality of the IP, given the developmental stage of the technology, which supports the conclusion that the R&D services significantly modify the IP and are interrelated / interdependent. The etrumadenant license and quemliclustat license are also separate from each other because the development of either license is not dependent or reliant on the other. For each of the etrumadenant license and the quemliclustat license, individually, the Company’s involvement in key Phase 2 activities such as process design, process characterization, and process validation, as well as other activities that affect the functionality of each of the IP, is critical as each requires specialized knowledge that only resides within the Company or would take Gilead or another third-party a significant amount of time and effort to attempt to recreate and redevelop. This would add risk to the ability for the IP to be successfully developed further and delays could affect the likelihood of commercialization from a competitive and regulatory standpoint. As such, if the Company does not perform the R&D services, it would impact Gilead’s ability to enable progression to the next phase of development and potentially commercialize the drug candidate.

This is consistent with Example 56 Case A in Topic 606, in which a license to a drug compound was not distinct because the customer could not benefit from the license without the proprietary manufacturing services that only the entity can provide. Although Example 56 refers to manufacturing activities, the Company concluded that the R&D services for etrumadenant and quemliclustat were consistent with this example, and each license is not capable of being distinct or distinct within the context of the contract in order to separate from the ongoing R&D services. The functionality of both the license and related R&D services for etrumadenant are required in order to create a combined output, therefore the license rights and R&D are treated

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as a combined performance obligation. Similarly, the functionality of both the license and related R&D services for quemliclustat are required in order to create a combined output, therefore the license rights and R&D are treated as a combined performance obligation. In addition, the etrumadenant license and R&D services and the quemliclustat license and R&D services are separate from each other because neither license is reliant on the other.

We evaluated the need to expand the related disclosure in our financial statements included in future filings in order to further clarify the rational for the conclusions reached around the domvanalimab, etrumadenant and quemliclustat licenses within the Gilead arrangement and the related revenue recognition. The Company further advises the Staff that it will make the following disclosure in future filings (excerpts below with additional, responsive language underlined):

Effective on the December 2021 closing of the Amended Gilead Collaboration Agreement, Gilead obtained an exclusive license to domvanalimab. The standalone selling price of this license was determined using a discounted cash flow method. The Company further evaluated the delivery of the license, noting that the program was in later stages of development and it met the criteria for being distinct from the research and development services required under the Gilead Collaboration Agreement (as amended). Specifically, the domvanalimab program was in a Phase 3 clinical trial at the time that Gilead acquired the license and the Company concluded that: (i) the R&D services for such later-stage, Phase 3 IP, primarily involved validating the drug’s efficacy, and (ii) the ongoing R&D services do not significantly modify or customize the drug compound such that the IP is not significantly different at the end of the arrangement as a result of the services. Thus, the license is separately identifiable from the R&D services. As the performance obligations related to delivery of the license were completed in the fourth quarter of 2021, the Company recognized the $328.8 million transaction price allocated to the domvanalimab license as revenue in December 2021.

[…]

Effective on the December 2021 closing of the Amended Gilead Collaboration Agreement, Gilead obtained an exclusive license to etrumadenant. The standalone selling price of this license was determined using a discounted cash flow method. The Company further evaluated the delivery of the license, noting that it was combined with the research and development services required under the agreements due to the early stage of the technology and the highly specialized nature of the Company's know-how. Accordingly, transaction price allocated to this license is recognized as revenue as the related research services are performed.

[…]

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Effective on the December 2021 closing of the Amended Gilead Collaboration Agreement, Gilead obtained an exclusive license to quemliclustat. The standalone selling price of this license was determined using a discounted cash flow method. The Company further evaluated the delivery of the license, noting that it was combined with the research and development services required under the agreements due to the expertise and the highly specialized nature of the Company's know-how. Accordingly, transaction price allocated to this license is recognized as revenue as the related research services are performed.

*****

Please contact me at (510) 694-6261 with any questions or further comments regarding the response to the Staff’s comment.

Sincerely,

/s/ Robert C. Goeltz II
Robert C. Goeltz II
Chief Financial Officer

cc: Terry Rosen

Chief Executive Officer and Director

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